1998

[LOGO] RITCHIE BROS. AUCTIONEERS

ANNUAL REPORT

                                    CONTENTS

   To our Fellow Shareholders                                             1
   A Look Behind the Scenes                                               9
   Understanding our Growth                                              14
   A Look at our 1998 Milestones                                         16
   Financial Information                                                 19
   Shareholder Information                                               36

In this Annual Report, all dollar amounts are stated in United States dollars unless a different currency is indicated.

20 YEAR SUMMARY

GROSS
AUCTION SALES
in millions of US dollars

(compound annual growth rate = 15%)


                                    [GRAPH]


BUYERS
in thousands


                                    [GRAPH]


CONSIGNORS
in thousands


                                    [GRAPH]

                              The Evolution of an
                                    Industry.

The buying and selling of used industrial equipment has evolved into international commerce, with nearly $100 billion of used equipment changing hands worldwide each year. Equipment now travels from country to country, and industry to industry. From large construction sites and industrial projects to farms, mines and oil wells around the globe. From Mexico and Australia to Germany and the American Midwest.

Of that $100 billion in annual business, auctions represent less than five percent. But the industrial auction business continues to grow. And Ritchie Bros. Auctioneers is proud to be leading the way.

                                                                    [PHOTO]

                                 To our Fellow
                                 Shareholders.

35 years ago, when Ken, John and Dave Ritchie entered the auction business, it was with one simple goal. They wanted to earn a good living by holding honest, unreserved auctions where everybody got their money's worth.

Ken Ritchie           John Ritchie           Dave Ritchie

[PHOTO]               [PHOTO]                [PHOTO]                     [LOGO]

Retired from the      Retired from the
company               company
in 1975.              in 1981.

"We've come a long way from the old scout hall in Kelowna, British Columbia where we held our first auction in order to pay down $2,000 on a bank loan so we could keep our furniture business alive." Dave Ritchie, Chairman and CEO

It wasn't much of a business plan. But today, Ritchie Bros. is the world's leading auctioneer of industrial equipment, with over 50 offices in 14 countries around the world, and over $1 billion in gross auction sales in 1998 alone. Of course, a great many things have changed over the years. We've refined our systems, brought in new blood, expanded into foreign markets, developed a global customer database, and built numerous state-of-the-art auction facilities around the world. And in 1998, we became a public company.

But we've always remained true to our founding principles. To treat everyone -- employees and customers alike -- with honesty, respect and fairness. We think that our success can, to a large extent, be credited to these principles. Bidders trust us to offer them a wide selection of equipment in honest unreserved auctions. When they buy at a Ritchie Bros. auction, they know they're paying a fair market price. Meanwhile, equipment owners know that a Ritchie Bros. auction attracts buyers from around the world and provides a competitive bidding environment for their equipment. The results speak for themselves.

                                                                         [PHOTO]

                                                                    Dave Ritchie

This year, we held over 100 auctions, including the largest in our history. Set in the Port of Moerdijk, near Rotterdam, 1,328 bidders from 58 countries purchased $59 million worth of trucks and equipment over a period of three days. Our business, like the equipment that sells at our auctions, has become international in every possible respect.

                        RITCHIE BROS. ANNUAL REPORT 1998

LOOKING BACK ON 1998

Our 35th year has, without question, been noteworthy. In 1998, Ritchie Bros. Auctioneers surpassed $1 billion in annual gross auction sales for the first time ever. In addition to holding the largest auction in our history, in Rotterdam, we also held our largest North American auction ever, in Fort Worth, Texas, where over $30 million in trucks and equipment was sold.

This year, the company also went public, with an initial public offering on the New York Stock Exchange. The offering was very well received, and we raised over $50 million for the company to finance the next stage of our growth.

1998 also saw us purchase four new locations for permanent auction sites located in the Port of Moerdijk near Rotterdam in The Netherlands; on Australia's Gold Coast near Brisbane; in Perris, California just outside Los Angeles; and in Morris, Illinois southwest of Chicago. These purchases are part of a comprehensive growth plan that is intended to include more permanent sites, as well as the upgrading of several existing sites. Our new Toronto and Atlanta facilities were opened this year, and are now among the most modern of our permanent sites, with auction facilities that are far superior to the ones they replaced.

                                    [PHOTOS]

"If you want to know about Ritchie Bros., don't just look at the balance sheet. Talk to our customers. To the contractor from Alberta who's going to retire with the money he gets for his construction equipment.

Or the customer from Argentina who came half way around the world to buy equipment for his project. They're the ones you should talk to. They're the ones who are responsible for our success."

                                  Dave Ritchie
                                Chairman and CEO

                               THE AUCTION PROCESS

                                    [PHOTO]

        STEP 1. The auction process begins when an equipment owner meets with one of our territory managers. We get to know the consignor's needs and, if necessary, we appraise his equipment. Then we develop an auction contract that meets his requirements. It might be a straight commission contract, or it might involve a guarantee of gross proceeds or an outright purchase.

                        RITCHIE BROS. ANNUAL REPORT 1998

1998 has been a year of successes, thanks largely to the support of our customers and employees.

To our customers, we would like to extend our thanks for doing business with Ritchie Bros. Your trust and friendship have helped us grow and prosper. That many of you have also become shareholders of our company is viewed by us as the ultimate testimonial.

And to our employees, we would like to express our appreciation for the hard work, commitment and loyalty that is reflected in everything this company has achieved. If you've spent any time with us, you know that Ritchie Bros. people are energetic, enthusiastic, "glass is half full" types. We work hard and have fun doing it. We're proud to say that the vast majority of our employees own shares in Ritchie Bros., and we think that speaks volumes about the faith that our employees have in their company. What's more, it underlines our shared vision of this company, and our interest in guiding Ritchie Bros. in a way that serves the shareholders.

It's not possible to reflect on 1998 without mentioning one truly sad event. This year saw the passing of our close friend and colleague, Mark Clarke. Working with Ritchie Bros. for over 20 years, Mark's role in this company was incalculable, from his key role in the management of our company to his extraordinary contribution to our success in Europe and the Middle East. More importantly, Mark was a loyal and devoted friend and family man. His friendship will be deeply missed. His legacy will always be with us.

Crawler tractors cross the ramp in front of the seated crowd at our permanent auction site in Olympia, Washington.

                                    [PHOTO]


                        RITCHIE BROS. ANNUAL REPORT 1998

Ritchie Bros. proprietary database
contains over 250,000 customers in
over 160 countries.


                                    [PHOTO]


                        RITCHIE BROS. ANNUAL REPORT 1998

A FOUNDATION FOR LASTING GROWTH

Our greatest strength, for customers and shareholders alike, is our ability to deliver a global marketplace for industrial equipment.

From our vast proprietary database of customers worldwide, to our network of auction sites, to our international marketing program, to a senior management group with unparalleled industrial auction experience, we're continually building on the foundation that has made us the leading force in this industry.

Today, we're the world's leading auctioneer of industrial equipment, having sold over $1 billion worth of industrial equipment in 1998 alone. Over our history, we have auctioned over $8.5 billion in trucks, tractors, backhoes, forklifts and cranes in over 1,750 auctions around the world. Everybody at Ritchie Bros. is proud of this achievement. But more importantly, we view it as a foundation upon which to build. This strong footing provides us with the financial resources to tailor our contracts to the individual needs of each consignor. It enables us to offer our clients truly comprehensive service. And more than ever, it allows us to bring the international marketplace to bear on our auctions by attracting bidders from every corner of the world.

The result, ultimately, is a strong position in the market and continued growth. Over the past 20 years, our gross auction sales have grown at an average rate of 15% per year.

                                    [PHOTOS]


"When you walk away from a Ritchie Bros. auction, you know you paid a fair market value, because you and 1,000 other people set the price. Out in the open. In the clean light of day. You were treated right and the only people you were bidding against were legitimate bidders like you."

Russ Cmolik
President

                        RITCHIE BROS. ANNUAL REPORT 1998

LOOKING TO THE FUTURE

As exciting as our growth has been to this point, we believe that we're still only scratching the surface.

Of the nearly $100 billion of used equipment sold around the world each year, only a fraction is presently traded through auctions. This enormous market remains the primary route through which to build our business, and our goal will be to continue to promote the unreserved auction method as a preferred way to buy and sell trucks and equipment.

                                    [PHOTO]
                                  Russ Cmolik

As in past years, we intend to continue growing our gross auction sales by constructing state-of-the-art auction facilities in strategic locations worldwide, and by continuing to build on our network of salespeople and regional sales offices around the world. In 1998, we purchased land for new permanent sites in Rotterdam, Brisbane, Los Angeles and Chicago. We also upgraded our sites in Toronto and Atlanta, bringing them in line with our other state-of-the-art sites. Without exception, our permanent auction sites generate higher gross auction sales for the company. They allow us to attract more buyers and more equipment, and enable us to hold auctions more frequently. Simply put, they're good for customer service, and our bottom line.

                   Ringmen relay the bids to the auctioneer.

                                    [PHOTO]

With respect to our geographic expansion, we plan to continue our aggressive expansion in the U.S. and overseas markets. The U.S. market continues to represent a significant growth opportunity for us. Expansion beyond the United States also remains highly promising. To date, we've only begun to venture into Europe, Asia and Australia, while Africa and South America have yet to host a Ritchie Bros. auction. These regions represent the majority of the global marketplace, and exciting growth potential for Ritchie Bros.

In conjunction with our geographic expansion, we plan to increase our presence in the agriculture and transportation segments of the used equipment market. We intend to leverage our expertise, infrastructure and reputation to generate additional business in these segments. This lateral growth is a natural complement to our traditional focus on construction equipment, and will allow us to increase revenue from our existing permanent auction sites and regional auction units.

We will also continue to look to new technologies to help us grow our business and provide our customers with the services they deserve and demand. Our web site currently provides customers with a range of features including on-line auction brochures, on-line catalogues and an equipment search engine, giving our customers an impressive array of up-to-the-minute information about the equipment consigned to our auctions.

                        RITCHIE BROS. ANNUAL REPORT 1998

                                    [PHOTO]

                             Bidder registration in
                               Toronto, Ontario.

In the first quarter of 1999, we will be adding several new features to our website including internet-based absentee bidding and live auction broadcasts. The absentee bidding feature will serve as a valuable complement to our existing phone/fax system, and should be faster and easier to use. And the real-time auction broadcasts will allow us to introduce our auctions to a wider audience while enabling absentee bidders to follow the auction on-line and see if their bids are successful.

We have always used newly developed technologies to augment and improve our auction process, and we intend to keep the company positioned to take advantage of additional technologies as they become available. In the past, we've used satellite and video conferencing to allow bidders in remote locations to participate in selected auctions on a real-time basis. Today, the internet offers a powerful means for us to disseminate information to our customers around the world. To the extent that we can use the internet and other technologies to enhance our services, we will do so.

Above all, we intend to continue our growth by moving into new sectors in stages, committing to markets and regions that we've already explored, developed and fully expect to be profitable. This conservative approach to growth has served us well for 35 years. We remain open to new ideas, developments and acquisition opportunities, but believe that our current approach is the appropriate growth model for our company. Some might suggest that we're imposing limits on ourselves, and perhaps that's true. But we believe it is important to grow in a controlled manner and stay focused on our customers. Ultimately, it is by giving our customers the best possible service, and by bringing them a global marketplace, that we will best serve their needs and grow our company.

                                    [PHOTO]

                   The auction theatre in Olympia, Washington.


                              THE AUCTION PROCESS

                                    [PHOTO]

        STEP 2. Ritchie Bros. coordinates cleaning, refurbishing, repairwork and painting to help get the equipment ready for auction. Marketing is done through full-colour auction brochures, ads in trade journals, press releases, and a listing on our website. As well, we ensure that all the equipment is free and clear of liens so buyers can purchase with confidence.

                        RITCHIE BROS. ANNUAL REPORT 1998

It's an approach that requires a lot of discipline. And we believe we have the people to pull it off. In addition to the management team that has guided Ritchie. Bros. to this point, we are grooming a team of young managers who are proving themselves at every level of our organization. The issue of management succession is a priority for our company, and we're very excited by our next generation of leaders. Clearly, Ritchie Bros. Auctioneers will be in very capable hands long after we've caught our last bids.

Lastly, we'd like to thank our shareholders. Many of you work with us. Some of you are our customers. Others are simply looking to invest in a good, honest, hard-working company with exciting potential. Whatever your reasons, on behalf of every member of the Ritchie Bros. team, we thank you for believing in us and pledge to do our best to uphold your trust for the next 35 years.

/s/ DAVE RITCHIE                       /s/ RUSS CMOLIK
Dave Ritchie                           Russ Cmolik
Chairman and C.E.O.                    President


                                    [PHOTO]


                        RITCHIE BROS. ANNUAL REPORT 1998

                                 A Look Behind
                                   the Scenes.

UNDERSTANDING THE INDUSTRY

Backhoes, forklifts, trucks and cranes, together with a multitude of other equipment types, make up the backbone of every major industrial, agricultural and transportation project on the planet. And though they may not look like the stuff of international commerce, that's exactly what they are. While a state-of-the-art computer will probably spend its entire lifetime in a single office space with a single owner, a motor scraper could easily travel the world several times during its lifetime, changing hands repeatedly as it goes from a mining operation in Chile to an oil well in Alberta to a highway project on the California coast.

Currently, there's approximately $1 trillion worth of used industrial equipment in operation worldwide. Only a small percentage of that equipment is being traded at any given time, and only a portion of that ends up at auction, with the majority being sold directly or through dealers and brokers. That said, over $1 billion worth of trucks and equipment was sold at our auctions last year alone.

More importantly, the auction market continues to grow with every passing year. We think that this growth is largely due to the appeal of the Ritchie Bros. unreserved auction process and our ability to serve as an efficient low-cost intermediary for buyers and sellers of industrial equipment.

It is a powerful business model that has proven itself with over three decades of superior customer service, impressive profitability and consistent growth.

                        RITCHIE BROS. ANNUAL REPORT 1998

THE AUCTION

A Ritchie Bros. auction is like nothing you've ever seen before. Held over 100 times a year in locations around the world, each auction usually brings together more than 1,000 buyers and sellers from countless regions, with as much as $50 million worth of equipment changing hands during several exciting days.

The cornerstone of a Ritchie Bros. auction is that it's completely unreserved. This means that there are no reserve prices, no minimum bids, and absolutely no bidding by the auctioneer or the consignor. The bidders alone determine the final selling price of the items being auctioned. The result is a completely transparent process that generates a fair market price on every piece of equipment sold. We believe our commitment to the unreserved auction process has helped make us the world's leading auctioneer of industrial equipment. Bidders trust us to assemble a wide selection of trucks and equipment. Consignors trust us to attract large numbers of buyers from around the country and around the world. And all of our customers trust us to hold efficient, professional, fair auctions. What's more, every member of our team, from our territory managers and field accountants to our receptionists and software developers, is committed to maintaining that trust.

In today's world of satellite communications and suborbital space stations, industrial auctions aren't the most complicated things to understand.

That said, if you look behind the scenes of a Ritchie Bros. auction, you will quickly gain an appreciation for the complexities of the business.

From our sophisticated database marketing, to our systematic approach for developing new markets and expanding our network of permanent auction sites, every operational detail is rigorously managed by our experienced, hands-on management team.


                 We conduct a large number of "off-site" auctions every year, taking our auction system to the equipment rather than taking the equipment to one of our permanent sites.

                                    [PHOTO]


                        RITCHIE BROS. ANNUAL REPORT 1998

ATTRACTING THE BEST EQUIPMENT

Assembling a wide selection of equipment is one of the keys to holding a successful auction. Consequently, Ritchie Bros. goes to great lengths to create the ideal environment for potential consignors -- from first-class auction facilities and professional personnel, to comprehensive service and a large international bidding audience.

                                    [PHOTO]

                  Ritchie Bros. sold over $150 million worth of
                          trucks and trailers in 1998.

That environment is what allows a Ritchie Bros. auction to transcend local market conditions, enabling our consignors to receive a world market price for their equipment.

Ritchie Bros. offers consignors several contract options to meet their individual needs. These can include a straight commission contract whereby the seller receives the gross proceeds on the sale minus an agreed commission rate, as well as alternate arrangements including guaranteed proceeds or an outright purchase of the equipment. Typically, about two-thirds of our auction business is consigned on a straight commission basis, and one-third of the arrangements involve us taking some or all the risk. Our guarantee is a powerful way for us to help our consignors minimize their risk. Just as importantly, that guaranteed return demonstrates our willingness to stand behind our performance. We don't overpromise, and our customers know it.

Our financial strength is what enables us to underwrite these risks. Moreover, our ability and willingness to offer guarantees also translates into a significant competitive advantage.

                                   [GRAPHIC]

Effectively managing the risks associated with guaranteed contracts is a critical component of our business. But then, we have sold over $8.5 billion worth of trucks and equipment in the last 35 years. Add to that an appraisal database containing information on over one million pieces of auctioned equipment from around the world, along with a sophisticated centrally-controlled appraisal process, and it becomes clear how we're able to turn a calculated risk into profitable business.

                              THE AUCTION PROCESS

                                    [PHOTO]

        STEP 3. To ensure an organized and efficient auction, we set up the yard so prospective bidders can examine and compare the equipment. We have knowledgeable staff on hand to answer questions. And to make the process even easier, we have caterers, finance company representatives, customs brokers, transportation companies and other services on site.


                        RITCHIE BROS. ANNUAL REPORT 1998

Skid-steer loaders being sold in Toronto, Ontario.

                                    [PHOTO]

There's no question that offering consignors a choice of contract options is important. But it's just one component of our pragmatic and flexible approach for attracting equipment to our auctions. Our team of territory managers and field personnel is committed to providing all our consignors with comprehensive, hands-on service that begins with the consignor's first meeting with a Ritchie Bros. representative. It involves equipment appraisals and title searches, followed by equipment repairs and refurbishing coordinated by our staff at the auction site. We also take care of marketing, collection and disbursement of auction proceeds, and coordination of payments to lien-holders. And if a consignor with a significant fleet wants his equipment auctioned at his own site, we can usually accommodate that request as well. Ultimately, our goal is to provide our consignors with superior service and to assemble a spread of equipment that will attract a large and diverse group of bidders.

ATTRACTING BIDDERS FROM AROUND THE WORLD

In many respects, it's like the chicken and the egg. Equipment attracts bidders, which in turn attracts more equipment, which attracts more bidders.

It's a self-reinforcing process that's been feeding on itself for 35 years, giving us a strong competitive edge. That's why we take such a rigorous and systematic approach to attracting buyers from around the world.

Before every auction, a targeted mailing is generated from our proprietary database of over 250,000 customers from over 160 countries. This sophisticated database, which contains attendance histories, equipment preferences and buying activity, allows us to identify which customers might be interested in a particular auction. Prior to each auction, an average of 50,000 customers receive full-colour auction brochures.

                        RITCHIE BROS. ANNUAL REPORT 1998

                              THE AUCTION PROCESS

        STEP 4. On auction day, our auctioneers, ringmen and field staff conduct the auction. We sell 80 to 100 items every hour.


In conjunction with this direct mail campaign, strong regional and industry-specific advertising and marketing campaigns are conducted. And information about all of the consigned equipment is posted on our web site.

                                    [PHOTO]

At the auction site, we provide bidders with a comprehensive range of important services, including access to finance companies and customs brokers, as well as catering, transportation and translation services. We also provide a wide range of information about the items in the auction, and customers are encouraged to inspect and test the equipment before bidding. Finally, everything sold at a Ritchie Bros. auction is sold "as is -- where is", on an unreserved basis, with a clear and unencumbered title guaranteed.

It's an intensive process focused on delivering the ultimate in customer service.

The result is an average attendance of over 1,000 bidders at each auction, with a significant number of these attendees traveling from outside the region. Depending on the location of the auction, these outside buyers will often account for 50% or more of the sales at the auction. It's this breadth of participants that allows us to transcend local market conditions, and to sell equipment at world market prices.

"It's not complicated. Just bring in more equipment, and you'll attract more buyers, which in turn attracts more equipment, and so on. The cycle feeds itself. The formula is simple. It's the execution that takes so much work."

Dave Ritchie
Chairman and CEO

                       Over 100,000 bidders participated
                       in Ritchie Bros. auctions in 1998.

                                    [PHOTO]


                        RITCHIE BROS. ANNUAL REPORT 1998

                               Understanding our
                                     Growth.

At the core of our growth strategy is a 5-stage approach for developing our permanent auction sites. This approach may sound simple. But we believe that it has been instrumental in getting us to where we are today.

LET THEM COME. THEN BUILD IT.

At Ritchie Bros., we don't build a permanent auction site and then wait for the market to develop. We do it the other way around. Our permanent auction sites usually evolve out of a 5-stage strategy that begins years before any permanent structure is ever erected.

The first stage is to identify where our buyers are traveling from. Second, an auction is held at a temporary "off-site" location in that region with the intention of developing our consignor base in the area and exploring its potential for growth. Third, a modest sales office is established and staffed with one or more territory managers. These are full-time Ritchie Bros. representatives who are tasked with developing the territory, sourcing equipment and organizing more off-site auctions.

As a rule of thumb, the fourth stage, the development of a regional auction unit, requires about $25 million in anticipated yearly gross auction sales. Once we believe that target can be met, a regional auction unit is established. Land and facilities are leased, additional personnel are deployed, and auctions are held every 3-6 months.

The final stage, the development of a permanent auction site, is typically based on anticipated annual gross auction sales of about $40 million. At this stage, we purchase land and construct permanent facilities that include an auction theater, administrative offices, as well as other conveniences that aren't usually provided at our off-site and regional facilities. In addition to enhancing our corporate profile in the region and drawing more buyers, permanent sites generate a higher profit margin. At a permanent auction site, territory managers can concentrate on signing up equipment and servicing customers, rather than dealing with essentials like hooking up phone and power lines and arranging for temporary permits.

The result is bigger auctions with lower costs.

                                   [GRAPHIC]


                        RITCHIE BROS. ANNUAL REPORT 1998

A DISCIPLINED APPROACH TO GROWTH

Our approach to growth may seem logical and sound, but it does require an unusual amount of discipline and common sense. That discipline stems from our leadership. With an average of 19 years of experience, the 18 senior regional and head-office managers who make up our Management Advisory Committee bring an unparalleled level of expertise and commitment to the company.

That commitment is reflected throughout the organization, translating into a strong sense of corporate loyalty. It's that commitment and loyalty that have allowed us to grow at such a steady and disciplined rate.

        An aerial photograph of our Rotterdam auction site taken just before a $59 million auction in November 1998 - the largest auction in the company's history.

                                    [PHOTO]


"A key part of our growth strategy is to provide our bidders with the same Ritchie Bros. experience whether they're at an auction in Dubai, Atlanta or Prince George. When bidders travel to a Ritchie Bros. auction, they know exactly what to expect."

Dave Ritchie
Chairman and CEO

                              THE AUCTION PROCESS

        STEP 5. After the auction we collect the proceeds, coordinate the release of the equipment to its new owners, and disburse the proceeds to the consignors.

                                    [PHOTO]

                        RITCHIE BROS. ANNUAL REPORT 1998

                                 A Look at Our
                                1998 Milestones.

                                   [GRAPHIC]

[PHOTO]

March 10

Ritchie Bros. shares begin
trading on the New York Stock
Exchange.


[PHOTO]

March 11 & 12

Our largest North American auction ever.
Gross auction sales of $30 million.
Fort Worth, Texas


[PHOTO]

June 16

The highest price achieved at auction for a single piece of equipment sold in our history. P&H 2800XP Front Shovel.
Selling price: $1.5 million (AUD).
Hunter Valley, Australia


[PHOTO]

September 23

Our 1,750th auction.
Fort Worth, Texas

[PHOTO]

November 18-20

Our largest auction ever.
Gross auction sales
of $59 million.
Rotterdam, Netherlands


                        RITCHIE BROS. ANNUAL REPORT 1998

"Quality used equipment is always in high demand, because there's always lots of work to be done. Even during times of economic uncertainty, contractors need equipment, but may not have the confidence to buy new equipment. We see them at our auctions regardless of the economic climate."

Russ Cmolik
President

                                   [GRAPHIC]

- Permanent Auction Sites

- Regional Auction Units

- Sales Offices


[PHOTO]

December 2

Annual gross auction sales
surpassed $1 billion.
Fort Worth, Texas


[PHOTO]

December 4

Cumulative gross auction
sales for the company reached
$8.5 billion.
Riverside, California


[PHOTO]

December 17

Our 1,500,000th registered
bidder.
Stockton, California


                        RITCHIE BROS. ANNUAL REPORT 1998

                                    [PHOTO]


                        RITCHIE BROS. ANNUAL REPORT 1998

                             Financial Information

INDEX

Management's Discussion and Analysis                                          19

Independent Auditors' Report                                                  22

Consolidated Financial Statements
   Consolidated Statements of Income                                          23
   Consolidated Balance Sheets                                                24
   Consolidated Statements of Shareholders' Equity                            24
   Consolidated Statements of Cash Flows                                      25
   Notes to Consolidated Financial Statements                                 26

Selected Financial and Operating Data                                         34

Supplemental Quarterly Data                                                   35

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion summarizes the significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated ("Ritchie Bros." or the "Company") for the year ended December 31, 1998 compared to the twelve months ended December 31, 1997. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included herein. The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada which, except as set out in note 9 to the consolidated financial statements, results in materially consistent financial position and results of operations to that which would be reported under generally accepted accounting principles in the United States. Amounts discussed below are based on consolidated financial statements prepared in accordance with Canadian accounting principles.

Effective December 31, 1997, the Company changed its fiscal year end from April 30 to December 31. The financial results for the year ended December 31, 1998 represent the first full fiscal year on the basis of the Company's new reporting year. The financial results for the transition period from May 1, 1997 to December 31, 1997 are also reported in the consolidated financial statements. Results for the transition period are not necessarily indicative of operations for a full year.

For comparative information purposes, unaudited consolidated statements of income and cash flows prepared by management are presented for the twelve-month period ended December 31, 1997. Such information reflects all adjustments that are, in the opinion of management, necessary to reflect a fair presentation of the results of operations for such period. The discussion that follows compares the audited results for the year ended December 31, 1998 to the unaudited results for the twelve months ended December 31, 1997. The Company believes that this approach provides readers with the most meaningful information.

Ritchie Bros. is the world's leading auctioneer of industrial equipment, operating through over 50 locations, including 13 permanent auction sites and 8 regional auction units, in 14 countries in North America, Europe, Asia, Australia and the Middle East. The Company sells, through unreserved public auctions, a broad range of used equipment, including equipment utilized in the construction, transportation, mining, forestry, petroleum and agricultural industries.

Gross auction sales represent the aggregate selling prices of all items sold at Ritchie Bros. auctions during the periods indicated. Gross auction sales are key to understanding the financial results of the Company, since the amount of auction revenues and to a lesser extent, certain expenses, are dependent on it. Auction revenues include commissions earned as agent for consignors through both straight commission and gross guarantee contracts, plus the net profit on the sale of equipment purchased and sold by the Company as principal. Under a gross guarantee contract, the consignor is guaranteed a minimum amount of proceeds on the sale of its equipment. When the Company guarantees gross proceeds, it earns a commission on the guaranteed amount and typically participates in a negotiated percentage of proceeds, if any, in excess of the guaranteed amount. If auction proceeds are less than the guaranteed amount, the Company's commission would be reduced, or, if sufficiently lower, the Company would incur a loss. Auction revenues are reduced by the amount of any losses on gross guarantee consignments and sales by the Company as principal. Auction revenues also include interest income earned that is incidental to the auction business.

The Company's gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters during which the Company generally conducts more auctions than in the first and third calendar quarters.

                        RITCHIE BROS. ANNUAL REPORT 1998

The Company's gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where the Company is developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, is likely to vary more dramatically from period-to-period than in the Company's established markets where the number, size and frequency of the Company's auctions are more consistent. Finally, economies of scale are achieved as the Company's operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when the size of the Company's auctions increases.

The Company is aware of potential restrictions that may affect the ability of equipment owners to transport certain equipment between some jurisdictions. Management believes that these potential restrictions have not had a significant impact on the Company's business, financial condition or results of operations to date. However, the extent of any future impact on the Company's business, financial condition or results of operations from these potential restrictions cannot be predicted at this time.

Income taxes reported in periods prior to the completion of a corporate reorganization in December 1997 are not indicative of taxes that would normally be incurred on reported income. Prior to the reorganization, the majority of Ritchie Bros.' business operations was carried on by predecessor entities to the Company that were partnerships. Consequently, most of the income of the predecessor partnerships was included for income tax purposes in the income of the partner entities, many of which were not predecessor entities to the Company. As a result of the reorganization, the Company is subject to income taxation in all relevant jurisdictions.

Prior to the reorganization the Company's general and administrative expense fluctuated significantly from period to period, primarily as a result of the amount and timing of profit distributions paid as bonuses to certain of the beneficial owners of the Company's predecessor entities. During this period, certain other beneficial owners were remunerated through profit distributions that did not result in charges against the Company's income. The differences in timing, magnitude and characterization of remuneration affects the comparability of general and administrative expense between 1997 and 1998.

On February 19, 1999, Ritchie Bros. entered into an agreement to acquire the auction business of Forke Auctioneers, Inc. ("Forke"), a major auctioneer of industrial equipment headquartered in Lincoln, Nebraska. Whereas Ritchie Bros. operates through over 50 locations in 14 countries in North America, Europe, Asia, Australia and the Middle East, Forke operates primarily in the United States. Forke has been conducting industrial auctions since 1921 and pioneered the industrial auction business in the United States. The transaction is expected to close in March or April 1999, subject to customary conditions. The Company is not acquiring Forke's equipment finance business. The parties have agreed not to disclose the terms of the agreement until the transaction has closed. The Company intends to finance the acquisition substantially with a bank term loan.

Although the Company cannot accurately anticipate the future effect of inflation, inflation historically has not had a material effect on the Company's operations.

RESULTS OF OPERATIONS

AUCTION REVENUES

Auction revenues of $94.9 million for the year ended December 31, 1998 increased by $9.9 million, or 11.6%, from the twelve months ended December 31, 1997 due to increased gross auction sales, partially offset by a marginally lower average percentage of auction revenues earned by the Company on gross auction sales. Gross auction sales of $1.088 billion for the year ended December 31, 1998 increased by $141.3 million, or 14.9%, from the prior period, primarily as a result of increased gross auction sales in the United States and Europe. Results for 1998 included significant gross auction sales for certain auctions held by the Company in Rotterdam, the Netherlands, Fort Worth, Texas, and Dubai, the United Arab Emirates. Auction revenues as a percentage of gross auction sales have averaged 8.80% on a long-term basis. In 1998, the auction revenue rate of 8.72% was fractionally lower than the long-term average and lower than the 8.98% rate experienced in 1997. The Company's expectations with respect to the long-term average auction revenue rate remain unchanged.

DIRECT EXPENSES

Direct expenses are expenses that are incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, lease expenses for temporary auction sites, travel costs for full time employees to attend and work at the auction site, security hired to safeguard equipment while at the auction site, and advertising costs specifically related to the auction. Direct expenses decreased by $1.3 million to $16.0 million for the year ended December 31, 1998 compared to the prior period. As a percentage of gross auction sales, direct expenses were 1.47% for the year ending December 31, 1998, lower than the 1.83% experienced during 1997. This decrease was primarily a result of fewer but larger auctions being held in 1998 as compared to 1997 and the related expense efficiencies arising from conducting large auctions. As a percentage of gross auction sales, direct expenses incurred in both periods were lower than the Company's long-term average of 1.90%. This difference is a result of relatively more large auctions being held by the Company during both 1998 and 1997 than in other prior periods. The Company anticipates that it will continue to hold these large auctions and that direct expenses as a percentage of gross auction sales will, in future periods, be lower than the average that the Company has experienced over the last several years.

DEPRECIATION EXPENSE

Depreciation is calculated on capital assets employed in the Company's business, including building and site improvements, automobiles, yard equipment, and computers. In the year ending December 31, 1998, depreciation increased marginally from 1997, due to an increase in depreciable fixed assets. Management anticipates that depreciation expense will increase as existing auction sites are improved and additional permanent auction sites are acquired and developed.

                        RITCHIE BROS. ANNUAL REPORT 1998

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense ("G&A") includes employee expenses, such as salaries, wages, performance bonuses and benefits, non-auction related travel, institutional advertising, insurance, general office, and computer expenses. For the year ended December 31, 1998, the Company incurred G&A of $39.3 million. Management does not consider G&A of $37.7 million in 1997 to be meaningful as a comparable number since the expenses incurred in 1997 reflect results prior to the reorganization and, as a result, certain components are not comparable on a period to period basis with the expenses incurred in 1998. See "- Overview". Management anticipates that G&A will increase in the future due to an increased level of administrative infrastructure to support expansion of the Company's operations.

EMPLOYEE EQUITY PARTICIPATION EXPENSE

Employee equity participation expense of $10.3 million incurred in the twelve months ended December 31, 1997 related to the issuance of shares and options to employees of the Company on a discounted basis pursuant to the Employee Equity Participation Program described in note 5 to the consolidated financial statements included herein. In 1998, no such discounted shares or options were issued and management does not anticipate further issuances of shares or grants of options under the Employee Equity Participation Program.

INCOME FROM OPERATIONS

Income from operations was $36.8 million in the year ended December 31, 1998. Management does not consider the 1997 results to be meaningful as a comparable number because certain components of G&A are not comparable on a period to period basis, and because of the effect of the employee equity participation expense in 1997.

INTEREST EXPENSE

Interest expense includes interest and bank charges paid on term bank debt. Interest expense for the year ended December 31, 1998 decreased $0.4 million to $1.6 million, compared to $2.0 million incurred in the twelve months ended December 31, 1997. Management plans to partially finance the acquisition of additional permanent auction sites and the Forke assets by incurring debt, which should result in an increase in interest expense in the future.

OTHER INCOME

Other income arises from equipment appraisals performed by the Company, and other miscellaneous sources. Other income for the year ended December 31, 1998 of $3.3 million increased by $2.5 million from 1997 due primarily to $1.8 million of non-recurring income ($1.2 million after giving effect to income tax) during 1998. This non-recurring income was generated primarily as a result of a gain on the disposal of a permanent auction site that has been replaced with a new facility. The balance of the increase resulted primarily from increased appraisal revenues and the recovery of miscellaneous prior period charges.

INCOME TAXES

Income taxes of $13.7 million for the year ended December 31, 1998 have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective rate of tax on net income for 1998 of 35.5% is marginally lower than the rate the Company would normally expect for subsequent years because, during 1998, the Company earned a slightly higher than usual percentage of its income in lower tax rate jurisdictions. Income taxes for the twelve months ended December 31, 1997 are not meaningful as a comparable number because of the non-comparability of net income before tax and, since prior to the reorganization, many of the predecessor entities to the Company were partnerships not subject to corporate income taxation. See "- Overview."

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash can fluctuate significantly from period to period, largely due to differences in timing of receipt of gross sale proceeds from buyers and the payment of net amounts due to consignors. If auctions are conducted near a period end, the Company may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, management believes a more meaningful measure of the Company's liquidity is working capital, including cash.

At December 31, 1998 and December 31, 1997, working capital was $49.1 million and $3.3 million respectively. The increase in working capital of $45.8 million resulted primarily from the receipt of proceeds from the Company's initial public offering in March 1998 of approximately $51.6 million, and from net income earned during the year ended December 31, 1998. This increase was partially offset by capital expenditures incurred by the Company during the period.

Net capital expenditures by the Company during the year ended December 31, 1998 were $37.1 million as compared to $5.1 million for the twelve months ended December 31, 1997. In 1998, the Company acquired land for use as permanent auction sites and incurred site development costs in the United States, Canada, Australia and Europe.

The Company is continuing with its plan to add additional permanent auction sites around the world and is presently in various stages of commitments to acquire land for development in the United States and Canada.

The Company has completed negotiations of credit facilities with financial institutions in the United States, Canada, Europe, and Australia. The Company presently has access to credit lines for operations exceeding $95.0 million and to credit lines for funding property acquisitions exceeding $40.0 million. Of these credit lines, at December 31, 1998, the Company had no bank debt relating to operations, and bank debt related to property acquisitions totaled $9.6 million.

                        RITCHIE BROS. ANNUAL REPORT 1998

YEAR 2000 COMPLIANCE

The Company relies on computer systems and software to operate its business, including applications used to control information about bidders and consignors and to operate certain of its marketing, finance and administrative functions. The Company initiated its "Year 2000" compliance efforts in 1997. Management believes that only minor modifications remain to be completed to make its systems Year 2000 compliant and that related costs incurred to date have not, and estimated future costs will not, have a material impact on the Company's business, financial condition, or results of operations.

The most reasonable likely worst case Year 2000 scenario would involve the failure of one or more of the Company's key suppliers to become Year 2000 compliant. In such a scenario, the Company's ability to adequately advertise its auctions and account for receipts and payments as efficiently as it does at present could be negatively affected.

The Company is presently developing contingency plans in the event of the Company's or its key suppliers' failure to achieve full Year 2000 compliance and management anticipates these will be completed prior to June 1999. The plan includes identifying alternate organizations that may act as replacements for those with which the Company presently conducts business and which may not achieve full Year 2000 compliance, including one or more of its lenders, marketing service suppliers, or external software providers. The plan also includes development of internal back-up systems and identification of available replacement resources to restore operations to present levels in the event of Year 2000 non-compliance. Failure by the Company or any of its key suppliers to achieve full Year 2000 compliance in a timely manner or consistent with its current cost estimates, or to rectify deficiencies through any contingency plans, could have a material adverse effect on the Company's business, financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about the Company's business. These statements include, in particular, statements relating to auction revenue rates, direct expense rates, G&A increases, income tax rates, the anticipated improvement, acquisition and development of permanent auction sites, the anticipated acquisition of Forke assets, financing available to the Company, and the future-oriented comments contained throughout this Annual Report. Words such as "expects", "intends", "plans", "believes", "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. The following important factors, among others, could affect the Company's actual results and could cause such results to differ materially from those expressed in the Company's forward-looking statements: the many factors that impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; periodic and seasonal variations in operating results or financial conditions; potential delays in construction or development of auction sites; actions of competitors; the possibility that the Forke acquisition will not be completed; adverse changes in economic conditions; restrictions affecting the ability of equipment owners to transport equipment between jurisdictions; and other risks and uncertainties as detailed in the Company's Rule 424(b) Prospectus dated March 9, 1998. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements should be considered in light of these factors.


INDEPENDENT AUDITORS' REPORT

To the Shareholders of Ritchie Bros. Auctioneers Incorporated

We have audited the consolidated balance sheets of Ritchie Bros. Auctioneers Incorporated (the "Company") as at December 31, 1998 and 1997 and the consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 1998 and 1997 (Unaudited), for the eight months ended December 31, 1997 and the year ended April 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and the changes in its cash flows for the years ended December 31, 1998 and 1997 (Unaudited), for the eight months ended December 31, 1997 and the year ended April 30, 1997 in accordance with generally accepted accounting principles in Canada.

Significant measurement differences between Canadian and United States accounting principles are explained and quantified in note 9.

/s/  KPMG LLP
---------------------

Chartered Accountants

Vancouver, Canada
February 26, 1999

                        RITCHIE BROS. ANNUAL REPORT 1998

CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of United States Dollars)

                                                   Year ended         Year ended      Eight months ended     Year ended
                                                   December 31,       December 31,       December 31,         April 30,
                                                       1998               1997               1997               1997
                                                   ------------       ------------    ------------------    ------------
                                                                      (Unaudited)
Auction revenues                                   $     94,899       $     85,009       $     60,034       $     72,186
Direct expenses                                         (16,010)           (17,351)           (13,041)           (13,908)
                                                   ------------       ------------       ------------       ------------
                                                         78,889             67,658             46,993             58,278
Expenses
   Depreciation                                           2,752              2,548              1,540              2,014
   General and administrative                            39,315             37,724             27,414             31,099
   Employee equity participation (note 5(d))                 --             10,346             10,346                 --
                                                   ------------       ------------       ------------       ------------
                                                         42,067             50,618             39,300             33,113
                                                   ------------       ------------       ------------       ------------
Income from operations                                   36,822             17,040              7,693             25,165

Other income (expenses)
   Interest expense                                      (1,569)            (2,034)            (1,380)            (1,081)
   Other                                                  3,251                754                576                917
                                                   ------------       ------------       ------------       ------------
                                                          1,682             (1,280)              (804)              (164)
                                                   ------------       ------------       ------------       ------------
Income before income taxes                               38,504             15,760              6,889             25,001

Income taxes (note 7)
   Current                                               13,962              7,438              4,491              5,992
   Future                                                  (292)                --                 --                 --
                                                   ------------       ------------       ------------       ------------
                                                         13,670              7,438              4,491              5,992
                                                   ------------       ------------       ------------       ------------
Net income                                         $     24,834       $      8,322       $      2,398       $     19,009
                                                   ============       ============       ============       ============

Net income per share (note 1(l))
   Basic                                           $       1.56       $       0.65       $       0.19       $       1.49
   Diluted                                                 1.54               0.64               0.18               1.49
                                                   ------------       ------------       ------------       ------------
Weighted average number of shares outstanding        15,918,214         12,877,777         12,958,753         12,715,667
                                                   ============       ============       ============       ============

See accompanying notes to consolidated financial statements.


Approved on behalf of the Board of Directors

/s/ C. RUSSELL CMOLIK       /s/ PETER J. BLAKE
---------------------       ------------------
C. Russell Cmolik           Peter J. Blake
Director                    Director

                        RITCHIE BROS. ANNUAL REPORT 1998

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States Dollars)

                                                       December 31,    December 31,
                                                          1998             1997
                                                       ------------    ------------
ASSETS

Current assets
   Cash and cash equivalents                            $ 73,620        $ 27,149
   Accounts receivable                                     6,771           6,744
   Inventory                                               2,355           7,081
   Advances against auction contracts                      5,345           1,261
   Prepaid expenses and deposits                             711           1,218
                                                        --------        --------
                                                          88,802          43,453

Capital assets (note 3)                                   61,324          27,007

Future income taxes (note 7)                               2,467              --
                                                        --------        --------
                                                        $152,593        $ 70,460
                                                        ========        ========

                                                    December 31,      December 31,
                                                       1998              1997
                                                   ------------      ------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
   Auction proceeds payable                         $  14,030         $  17,728
   Accounts payable and accrued liabilities            21,751            17,131
   Current bank loans (note 4)                            793               730
   Income taxes payable                                 3,079             4,542
                                                    ---------         ---------
                                                       39,653            40,131
Bank term loans (note 4)                                8,768             4,623
                                                    ---------         ---------
                                                       48,421            44,754
Shareholders' equity
   Share capital (note 5)                              64,728            10,866
   Retained earnings                                   41,772            16,958
   Foreign currency translation adjustment             (2,328)           (2,118)
                                                    ---------         ---------
                                                      104,172            25,706
Subsequent event (note 10)
                                                    ---------         ---------
                                                    $ 152,593         $  70,460
                                                    =========         =========

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Expressed in thousands of United States Dollars)

                                                                                  Foreign
                                                                                  Currency         Total
                                                      Share        Retained      Translation    Shareholders'
                                                     Capital       Earnings       Adjustment       Equity
                                                    ---------      ---------     -----------    -------------
Balance, April 30, 1996                             $   3,337      $  47,015      $  (1,551)      $  48,801

Net proceeds on common shares issued                       28             --             --              28
Capital contributions to partnerships                      --            166             --             166
Net income                                                 --         19,009             --          19,009
Drawings and dividends                                     --         (8,073)            --          (8,073)
Refundable taxes on investment income                      --            (29)            --             (29)
Foreign currency translation adjustment                    --             --           (577)           (577)
                                                    ---------      ---------      ---------       ---------
Balance, April 30, 1997                                 3,365         58,088         (2,128)         59,325

Common shares redeemed                                 (2,845)            --             --          (2,845)
Employee equity participation (note 5(d))              10,346             --             --          10,346
Net income                                                 --          2,398             --           2,398
Drawings and dividends                                     --        (42,175)            --         (42,175)
Reorganization costs                                       --         (1,353)            --          (1,353)
Foreign currency translation adjustment                    --             --             10              10
                                                    ---------      ---------      ---------       ---------
Balance, December 31, 1997                             10,866         16,958         (2,118)         25,706

Net proceeds on common shares issued                   53,862             --             --          53,862
Net income                                                 --         24,834             --          24,834
Reorganization costs                                       --            (20)            --             (20)
Foreign currency translation adjustment                    --             --           (210)           (210)
                                                    ---------      ---------      ---------       ---------
Balance, December 31, 1998                          $  64,728      $  41,772      $  (2,328)      $ 104,172
                                                    =========      =========      =========       =========

See accompanying notes to consolidated financial statements.

                        RITCHIE BROS. ANNUAL REPORT 1998

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States Dollars)

                                                                                           Eight
                                                       Year ended      Year ended       months ended      Year ended
                                                       December 31,    December 31,     December 31,       April 30,
                                                          1998             1997             1997             1997
                                                       -----------     ------------     -------------     -----------
                                                                       (Unaudited)
Cash provided by (used in)

Operations
   Net income                                           $ 24,834         $  8,322         $  2,398         $ 19,009
   Items not involving the use of cash
      Depreciation                                         2,752            2,548            1,540            2,014
      Employee equity participation                           --           10,346           10,346               --
      Future income taxes                                 (2,467)              --               --               --
   Changes in non-cash working capital
      Accounts receivable                                    (27)          (2,389)           7,363           20,788
      Inventory                                            4,726              455           11,073           (8,148)
      Advances against auction contracts                  (4,084)           1,395            5,211             (351)
      Prepaid expenses and deposits                          507             (711)            (446)            (202)
      Auctions proceeds payable                           (3,698)          10,434          (35,749)         (22,526)
      Accounts payable and accrued liabilities             4,620            9,329            8,203           (1,272)
      Payables to affiliated entities                         --           (3,078)          (3,818)             459
      Income taxes payable                                (1,463)           2,077             (540)           1,845
      Foreign currency translation adjustment               (210)            (417)              10             (577)
                                                        --------         --------         --------         --------
                                                          25,490           38,311            5,591           11,039
                                                        --------         --------         --------         --------
Financing
   Issuance (redemption) of share capital                 53,862           (2,833)          (2,845)              28
   Payables to employees and others                           --           (1,317)          (1,279)              57
   Bank loans                                              4,208           (1,326)          (5,596)           2,802
   Drawings and dividends paid                                --          (42,756)         (42,175)          (8,073)
   Capital contributions                                      --               --               --              166
   Refundable taxes on investment income                      --              (29)              --              (29)
   Reorganization costs                                      (20)          (1,353)          (1,353)              --
                                                        --------         --------         --------         --------
                                                          58,050          (49,614)         (53,248)          (5,049)
                                                        --------         --------         --------         --------
Investments
   Capital asset additions, net                          (37,069)          (5,120)          (3,174)          (5,171)
                                                        --------         --------         --------         --------
Increase (decrease) in cash and cash equivalents          46,471          (16,423)         (50,831)             819

Cash and cash equivalents, beginning of period            27,149           43,572           77,980           77,161
                                                        --------         --------         --------         --------
Cash and cash equivalents, end of period                $ 73,620         $ 27,149         $ 27,149         $ 77,980
                                                        ========         ========         ========         ========
Supplemental disclosure of cash flow information
   Interest paid                                        $  1,570         $  1,853         $  1,242         $  1,068
   Income taxes paid                                    $ 16,735         $  5,098         $  5,332         $  4,147
                                                        ========         ========         ========         ========

See accompanying notes to consolidated financial statements.

                        RITCHIE BROS. ANNUAL REPORT 1998

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998 and 1997 (Unaudited), eight months ended
December 31, 1997 and year ended April 30, 1997
(Tabular dollar amounts expressed in thousands of United States Dollars)
--------------------------------------------------------------------------------

1.  SIGNIFICANT ACCOUNTING POLICIES

    (a) Basis of presentation

        These consolidated financial statements present the financial position, results of operations and changes in shareholders' equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the "Company"), a company incorporated in July 1997 under the Canada Business Corporations Act, and its subsidiary predecessor businesses. These predecessor businesses comprised the Ritchie Bros. Auctioneers group of companies and partnerships (the "Group"). In the eight-month period ended December 31, 1997, the businesses of the partnerships within the Group were transferred into corporations, the shares of which, together with the shares of the corporations within the Group, were exchanged by their owners for shares of the Company (the "Reorganization"). All inter-entity accounts and transactions have been eliminated on consolidation.

        On November 1, 1997, prior to completion of the Reorganization, the owners of the Group entered into the Equity Interest and Income Sharing Agreement (the "Agreement") which confirmed the existing voting, earnings allocation and liquidation rights of each owner. These rights were based upon the owners' interests in the Group, taken as a whole, which was treated as a single global enterprise since prior to May 1, 1992. The rights and obligations specified in the Agreement were those of an agreement which has been in effect at all times since May 1, 1992 and which modified the terms of any written agreements containing provisions that may have been inconsistent with the Agreement. Each owner's rights under the Agreement were determined in accordance with such owner's ownership percentage of the Group ("Global Ownership Percentage"), which was equal to the number of units of ownership of the Group allocated to the owner divided by the total number of units outstanding. The owners' respective Global Ownership Percentages were determined on the basis of the Group taken as a whole, and not on the basis of the documentation governing the owners' equity interests in the predecessor entities within the Group. The Group has been legally obligated to make and has made earnings allocations in accordance with the terms of the Agreement since prior to May 1, 1992. As a result of these agreements and practices, each owner's ownership interest in the Company upon completion of the Reorganization represents a substantially identical interest to such owner's ownership interest in the Group prior to the Reorganization.

        Because the Reorganization was a non-substantive exchange, the Group's assets, liabilities, revenues and expenses have been consolidated at the historical cost amounts recorded in the individual entity accounts, and carried forward into the consolidated accounts of the Company together with costs of the Reorganization.

        The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada which, except as disclosed in note 9, also comply, in all material respects, with generally accepted accounting principles in the United States.

        The Group included three partnerships, one situated in Canada and two situated in the United States, all of which were non-taxable entities. The Group also included the companies that were partners of the United States partnerships and certain, but not all, of the companies that were partners of the Canadian partnership. To the extent that the Group included these partner entities, these consolidated financial statements include provisions for taxes chargeable against partnership income. To the extent that the partner entities did not form part of the Group, no taxes have been provided on the net income allocated to those companies.
        Note 9 sets out the pro forma impact as if all income were taxed within the Group. These consolidated financial statements also do not include any of the other assets, liabilities, revenues or expenses of the partner entities not included in the Group.

                        RITCHIE BROS. ANNUAL REPORT 1998

Years ended December 31, 1998 and 1997 (Unaudited), eight months ended
December 31, 1997 and year ended April 30, 1997
(Tabular dollar amounts expressed in thousands of United States Dollars)
--------------------------------------------------------------------------------

1.  SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

        In calendar 1997, the Company changed its fiscal year-end from April 30 to December 31. As a result, the transition period from May 1, 1997 to December 31, 1997 is separately reported herein. In addition, for information purposes only, the consolidated statements of income and cash flows for the 12 months ended December 31, 1997 have been presented.

        The financial information for the year ended December 31, 1997 is unaudited; however, in the opinion of management, such information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such financial information.

    (b) Cash equivalents

        Cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

    (c) Inventory

        Inventory is primarily represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

    (d) Advances against auction contracts

        Advances against auction contracts represent funds advanced to consignors against proceeds from future auctions.

    (e) Capital assets

        All capital assets are stated at cost. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage predominantly as follows:

        Improvements                  30     years straight-line
        Buildings                     30     years straight-line
        Automotive equipment          30%    declining balance
        Computer equipment            30%    declining balance
        Yard equipment                20-30% declining balance
        Office equipment              20%    declining balance
        Leasehold improvements        Term of leases

    (f) Revenue recognition

        Auction revenues are recognized when the specific items are sold and title passes to the purchaser and are represented by the commissions received from the consignor and the net proceeds received from the sale of self-owned equipment.

    (g) Income taxes

        Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

                        RITCHIE BROS. ANNUAL REPORT 1998

Years ended December 31, 1998 and 1997 (Unaudited), eight months ended
December 31, 1997 and year ended April 30, 1997
(Tabular dollar amounts expressed in thousands of United States Dollars)
--------------------------------------------------------------------------------

1.  SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

    (h)  Foreign currency translation

         The Company's reporting currency is the United States dollar. The functional currency for each of the Company's operations is the country of residency. Each of these operations is considered to be self-sustaining. Accordingly, the financial statements of operations of the Company that are not located in the United States have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the average exchange rate for each reporting period for amounts included in the determination of income. Any gains or losses from this translation have been included in the foreign currency translation adjustment account which is included in equity.

         Monetary assets and liabilities recorded in foreign currencies are translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date. Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction. Any exchange gains and losses are included in the determination of income.

    (i)  Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from such estimates and assumptions.

    (j)  Financial instruments

         Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, auction proceeds payable and accounts payable and accrued liabilities, approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its bank loans approximates fair value.

    (k)  Credit risk

         The Company does not extend credit to purchasers of auctioned items. Equipment is not normally released to the purchasers until it is paid for in full.

    (l)  Net income per share

         Net income per share has been calculated based on the weighted average number of common shares outstanding after giving retroactive effect to the 12,715,667 common shares issued on the reorganization. Diluted net income per share has been calculated after giving effect to the outstanding options.

2.  CHANGE IN ACCOUNTING POLICY

    In the fourth quarter of 1998, the Company changed its policy for accounting for income taxes by adopting the provisions of Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Under this standard, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

    The adoption of Section 3465 did not impact amounts reported in the prior period.


                        RITCHIE BROS. ANNUAL REPORT 1998

Years ended December 31, 1998 and 1997 (Unaudited), eight months ended
December 31, 1997 and year ended April 30, 1997
(Tabular dollar amounts expressed in thousands of United States Dollars)
--------------------------------------------------------------------------------

3.  CAPITAL ASSETS

    Capital assets at December 31, 1998 are as follows:

                                                                Accumulated       Net book
                                                     Cost       depreciation       value
                                                   --------     ------------      --------
Land and improvements                               $36,631        $   900        $35,731
Buildings                                            21,056          2,825         18,231
Automotive equipment                                  5,164          1,606          3,558
Computer equipment                                    1,920            739          1,181
Yard equipment                                        2,619          1,124          1,495
Office equipment                                      1,996          1,018            978
Leasehold improvements                                  200             50            150
                                                    -------        -------        -------
                                                    $69,586        $ 8,262        $61,324
                                                    =======        =======        =======

    Capital assets at December 31, 1997 are as follows:

                                                                Accumulated       Net book
                                                     Cost       depreciation       value
                                                   --------     ------------      --------
    Land and improvements                           $12,830        $   535        $12,295
    Buildings                                        11,490          2,726          8,764
    Automotive equipment                              3,974          1,002          2,972
    Computer equipment                                1,384            433            951
    Yard equipment                                    2,320          1,082          1,238
    Office equipment                                  1,454            874            580
    Leasehold improvements                              225             18            207
                                                    -------        -------        -------
                                                    $33,677        $ 6,670        $27,007
                                                    =======        =======        =======

4.  BANK TERM LOANS

                                                                         December 31,    December 31,
                                                                             1998            1997
                                                                         ------------    ------------
7.88% term loan, due in monthly instalments of $31,162
    including interest, settled September 8, 1998                          $    --         $ 1,720
8.75% term loan, due in monthly instalments of $60,967
    including interest, settled September 8, 1998                               --           3,633
6.90% term loan, due in monthly instalments of $81,200
    including interest, with the final payment occurring
    on July 1, 2004                                                          4,499              --
Term loan, bearing interest at the Amsterdam Interbank
    Offered Rate plus 7/8%, due in quarterly instalments of $66,600 including interest, with the final payment
    occurring on June 30, 2013                                               5,062              --
                                                                           -------         -------
                                                                             9,561           5,353
Less current portion                                                          (793)           (730)
                                                                           -------         -------
                                                                           $ 8,768         $ 4,623
                                                                           =======         =======

    At December 31, 1998, the Company had undrawn operating credit lines available of in excess of $95,000,000. In addition, the Company had undrawn credit lines of approximately $31,000,000 available to fund property acquisitions.

    The bank term loans are secured by deeds of trust on specific property.

    As at December 31, 1998, principal repayments are required as follows in the next five years:

    1999                                         $  793
    2000                                          1,001
    2001                                          1,053
    2002                                          1,109
    2003                                          1,169
    Thereafter                                    4,436
                                                 ------
                                                 $9,561
                                                 ======

                        RITCHIE BROS. ANNUAL REPORT 1998

Years ended December 31, 1998 and 1997 (Unaudited), eight months ended
December 31, 1997 and year ended April 30, 1997
(Tabular dollar amounts expressed in thousands of United States Dollars)
--------------------------------------------------------------------------------

5.  SHARE CAPITAL

    (a) Authorized

        Unlimited number of common shares, without par value
        Unlimited number of senior preferred shares, without par value, issuable in series
        Unlimited number of junior preferred shares, without par value, issuable in series

    (b) Issued

        Number of common shares issued during the period ended December 31, 1997:
           For cash, pursuant to the Employee Equity Participation Program                   497,999
           On reorganization                                                              12,715,667
                                                                                          ----------
        Balance December 31, 1997                                                         13,213,666

        Number of common shares issued during the year ended December 31, 1998,
           pursuant to an equity offering                                                  3,335,000
                                                                                          ----------
        Issued and outstanding, December 31, 1998                                         16,548,666
                                                                                          ==========

    (c) Options

        The Company has adopted a stock option plan which provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. Stock option activity for 1997 and 1998 is presented below:

                                                               Number of         Exercise Price
                                                                Shares              per Share
                                                               ---------         --------------
        Outstanding, April 30, 1997                                  --           $          --
           Granted (note 5(d))                                  196,333                    0.10
                                                                -------           -------------
        Outstanding, December 31, 1997                          196,333                    0.10
           Granted                                               36,000                   26.12
           Cancelled                                            (25,333)                   0.10
                                                                -------           -------------
        Outstanding, December 31, 1998                          207,000           $0.10 - 26.12
                                                                =======           =============

        The options outstanding at December 31, 1998 expire from dates ranging to July 31, 2004.

    (d) Employee equity participation

        Substantially all the full-time employees who were not beneficial owners of the predecessor entities to the Company have been granted an equity interest in the Company pursuant to the Employee Equity Participation Program by means of issuances of common shares at a cash price of $0.10 per share or grants of stock options having an exercise price of $0.10 per share. During the year ended December 31, 1997, the Company issued 497,999 common shares and granted stock options to purchase 196,333 common shares under the Program. The shares issued and options granted have fully vested with the holders. The excess of the estimated mid-point of the offering price range of the shares estimated at the time to be issued to the public of $15.00 over the issuance price of the shares or the exercise price of the options granted, as applicable in the circumstances, pursuant to the Program is considered to be compensatory for accounting purposes and has been recorded as employee equity participation expense in the accompanying consolidated financial statements.

    (e) Offering

        The Company filed a registration statement with the Securities and Exchange Commission in the United States pursuant to which the Company issued and sold 3,335,000 common shares (the "Offering"). For services provided in connection with the Offering, the Company paid the underwriters a per share commission.

                        RITCHIE BROS. ANNUAL REPORT 1998

Years ended December 31, 1998 and 1997 (Unaudited), eight months ended
December 31, 1997 and year ended April 30, 1997
(Tabular dollar amounts expressed in thousands of United States Dollars)
--------------------------------------------------------------------------------

6.  SEGMENTED INFORMATION

    The Company's principal business activities include the sale of consignment and self-owned equipment at auctions. This business represents a single operating segment.

    Summarized information on the Company's activities generated by geographic segment are as follows:

                                                 United States     Canada          Other         Combined
                                                 -------------     -------        -------        --------
Year ended December 31, 1998
   Auction revenues                                 $49,747        $16,105        $29,047        $ 94,899
   Identifiable assets                               73,045         21,850         57,698         152,593

Year ended December 31, 1997
   (Unaudited)
   Auction revenues                                  44,615         16,095         24,299          85,009
   Identifiable assets                               53,441          2,357         14,662          70,460

Eight months ended December 31, 1997
   Auction revenues                                  32,254         13,664         14,116          60,034
   Identifiable assets                               53,441          2,357         14,662          70,460

Year ended April 30, 1997
   Auction revenues                                  36,845         16,910         18,431          72,186
   Identifiable assets                               82,045         27,650         33,163         142,858

7.  INCOME TAXES

    Income tax expense differs from that determined by applying the United States statutory tax rate to the Company's results of operations as follows:

                                                                                                         Eight
                                                                  Year ended         Year ended       months ended       Year ended
                                                                  December 31,       December 31,      December 31,       April 30,
                                                                      1998              1997              1997              1997
                                                                  ------------       ------------     -------------     -----------
                                                                                     (Unaudited)
Statutory tax rate in the United States                                   39%               39%               39%               39%
                                                                    --------           -------           -------           -------
Expected income tax expense                                         $ 15,017           $ 6,147           $ 2,687           $ 9,750

Differences
   Different tax rates in non-U.S. jurisdictions                      (2,028)             (831)             (247)             (411)
   Partnership income not taxed in Group                                  --            (1,566)             (806)           (3,899)
   U.S. income taxed at lower graduated rates                             --              (397)             (128)             (548)
   Employee equity participation expense not tax deductible               --             2,894             2,894                --
   Other                                                                 681             1,191                91             1,100
                                                                    --------           -------           -------           -------
Actual income tax expense                                           $ 13,670           $ 7,438           $ 4,491           $ 5,992
                                                                    ========           =======           =======           =======

    If all partnership income had been taxed in the Group, income taxes would have been as follows:

                                                                                                         Eight
                                                                  Year ended         Year ended       months ended       Year ended
                                                                  December 31,       December 31,      December 31,       April 30,
                                                                      1998              1997              1997              1997
                                                                  ------------       ------------     -------------     -----------
                                                                                     (Unaudited)
    Income taxes                                                     $13,670            $9,004           $5,297            $9,891
                                                                     =======            ======           ======            ======

                        RITCHIE BROS. ANNUAL REPORT 1998

Years ended December 31, 1998 and 1997 (Unaudited), eight months ended
December 31, 1997 and year ended April 30, 1997
(Tabular dollar amounts expressed in thousands of United States Dollars)
--------------------------------------------------------------------------------

7.  INCOME TAXES, CONTINUED

    Future income taxes

                                                                        December 31,      December 31,
                                                                            1998              1997
                                                                        ------------      ------------
Future income tax benefit of options granted                               $   853            $ --
Future income tax benefit resulting from tax deductible
   financing costs incurred in the course of the Company's
   initial public offering in March 1998                                     1,740              --
Future income tax recovery on unused tax losses, expiring
   on December 31, 2005                                                        324              --
Future income tax liabilities arising from temporary differences between the tax basis of net assets and their carrying value
      Capital assets                                                          (475)             --
      Accounts payable                                                          25              --
                                                                           -------            ----
                                                                           $ 2,467            $ --
                                                                           =======            ====

8.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

    The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

9. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. Material measurement differences to these consolidated financial statements are as follows:

    Consolidated statements of comprehensive net income and net income per share

                                                                                                     Eight
                                                                 Year ended        Year ended      months ended       Year ended
                                                                 December 31,     December 31,     December 31,        April 30,
                                                                     1998             1997             1997              1997
                                                                 ------------     ------------     -------------       ---------
                                                                                  (Unaudited)
Net income in accordance with Canadian GAAP                        $ 24,834          $ 8,322          $ 2,398          $ 19,009
Effect of differences in accounting for
   reorganization costs (note 9(i))                                     (20)            (434)            (434)               --
Income tax effect from the reorganization (note 9(i))                    --             (919)            (919)               --
                                                                   --------          -------          -------          --------

Net income in accordance with United States GAAP                     24,814            6,969            1,045            19,009

Other comprehensive income (loss) adjustments (note 9(ii))
   Foreign currency translation                                        (210)            (417)              10              (577)
                                                                   --------          -------          -------          --------

Comprehensive net income in accordance with
   United States GAAP                                              $ 24,604          $ 6,552          $ 1,055          $ 18,432
                                                                   ========          =======          =======          ========

Net income per share in accordance with United States GAAP
   Basic                                                           $   1.56          $  0.54          $  0.08          $   1.49
   Diluted                                                             1.54             0.54             0.08              1.49
                                                                   ========          =======          =======          ========

                        RITCHIE BROS. ANNUAL REPORT 1998

Years ended December 31, 1998 and 1997 (Unaudited), eight months ended
December 31, 1997 and year ended April 30, 1997
(Tabular dollar amounts expressed in thousands of United States Dollars)
--------------------------------------------------------------------------------

9.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, CONTINUED

    (i)  Reorganization costs

         In accordance with generally accepted accounting principles in Canada, costs incurred with respect to the Reorganization have been charged, net of tax, against equity. Under generally accepted accounting principles in the United States, such amounts are required to be charged against income. Such costs have only been incurred in the eight months ended December 31, 1997 and the years ended December 31, 1998 and 1997 (Unaudited).

    (ii) Other comprehensive income (loss)

         Beginning in fiscal year 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income". This statement established standards for reporting and display of comprehensive income and its components. Comprehensive income includes the change in equity or net assets of the Company during the period from non-owner sources, including foreign exchange adjustments, included as separate components of shareholders' equity.

10. SUBSEQUENT EVENT

    On February 19, 1999, the Company entered into an agreement to acquire the auction business and certain assets of Forke Auctioneers, Inc., a major auctioneer of industrial equipment headquartered in Lincoln, Nebraska. The transaction is expected to close in March or April of 1999, subject to regulatory clearance and other customary conditions. Terms and conditions of this acquisition, by agreement, cannot be disclosed until closing. The Company intends to finance this acquisition substantially with a bank term loan.

                        RITCHIE BROS. ANNUAL REPORT 1998

SELECTED FINANCIAL AND OPERATING DATA

(Tabular dollar amounts expressed in thousands of United States Dollars, except per share data)

                                Year Ended     Year Ended     Year Ended   Year Ended    Year Ended    Year Ended    Year Ended
                                December 31,   December 31,   April 30,     April 30,     April 30,     April 30,     April 30,
                                    1998          1997          1997           1996          1995          1994         1993
                                -----------    ----------     ----------   ----------    ----------    ----------    ----------
                                               (Unaudited)
GROSS AUCTION SALES             $ 1,087,800     $ 946,415     $ 792,865     $ 752,735     $ 634,058     $ 567,506     $ 477,056
                                -----------     ---------     ---------     ---------     ---------     ---------     ---------

INCOME STATEMENT DATA
   Auction revenues             $    94,899     $  85,009     $  72,186     $  65,306     $  51,326     $  50,066     $  45,003
   Direct expenses                  (16,010)      (17,351)      (13,908)      (13,138)      (12,979)      (11,925)      (10,507)
                                -----------     ---------     ---------     ---------     ---------     ---------     ---------
                                     78,889        67,658        58,278        52,168        38,347        38,141        34,496

   Depreciation                      (2,752)       (2,548)       (2,014)       (1,820)       (1,708)       (1,327)       (1,198)
   General and
     administrative
     expense                        (39,315)
                                -----------
   Income from operations            36,822

   Interest expense                  (1,569)       (2,034)       (1,081)       (1,104)       (1,274)         (611)         (411)
   Other income                       3,251           754           917         1,179           677         1,336           413
                                -----------
   Income before income
     taxes                           38,504

   Income taxes                     (13,670)
                                -----------
   Net income                   $    24,834
                                ===========
   Net income per
     share-basic                $      1.56
                                ===========
BALANCE SHEET DATA
 (END OF PERIOD)
   Working capital
     (including cash)           $    49,149     $   3,322     $  39,707     $  33,132     $  21,822     $  23,900     $  19,461
   Total assets                     152,593        70,460       142,858       150,969        98,621        87,802        78,685
   Long term debt                     8,768         4,623         5,755         6,547         6,985         7,282         1,134
   Total shareholders' equity       104,172        25,706        59,325        48,801        37,718        35,449        29,877

SELECTED OPERATING DATA
   Auction revenues as
      percentage of
      gross auction sales              8.72%         8.98%         9.10%         8.68%         8.09%         8.82%         9.43%
   Number of consignors              14,432        13,636        12,088        10,744        10,460         8,650         8,878
   Number of buyers                  34,613        33,340        30,630        27,837        27,401        25,812        24,593
   Number of permanent
      auction sites
      (end of period)                    13            13            13            12            11            10             8
                                ===========     =========     =========     =========     =========     =========     =========

Note: Information for periods prior to 1998 has been omitted if it is not meaningful for comparative purposes. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

                        RITCHIE BROS. ANNUAL REPORT 1998

SUPPLEMENTAL QUARTERLY DATA
(Unaudited; tabular dollar amounts expressed in thousands of United States Dollars, except per share data)

                                                                 Net Income Per Share
                      Gross           Auction        Net         --------------------       Closing
Period            Auction Sales       Revenue      Income        Basic        Diluted     Stock Price
------            -------------       -------      -------       -----        -------     -----------
1998
1st quarter         $  227,637        $21,229      $ 3,377       $0.24         $0.24        $24.06
2nd quarter            339,219         29,188        8,492        0.51          0.51         26.56
3rd quarter(1)         183,633         13,869        2,004        0.12          0.12         22.13
4th quarter            337,311         30,613       10,961        0.66          0.65         26.94
                    ----------        -------      -------
                    $1,087,800        $94,899      $24,834       $1.56(2)      $1.54(2)
                    ==========        =======      =======
1997(3)
1st quarter         $  146,915        $13,710
2nd quarter            329,700         30,525
3rd quarter            163,455         15,629
4th quarter            306,345         25,145
                    ----------        -------
                    $  946,415        $85,009
                    ==========        =======

(1) Net Income for the third quarter of 1998 includes non-recurring income of $1.2 million or $0.07 per share

(2) Net Income per share on a full year basis does not equal the sum of the quarterly amounts because the number of shares outstanding changed significantly in March 1998 when the company completed its initial public offering.

(3) 1997 Net Income figures are not meaningful for comparative purposes. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

[LOGO]

                        RITCHIE BROS. ANNUAL REPORT 1998

                            Shareholder Information

Address
RITCHIE BROS. AUCTIONEERS INCORPORATED
9200 Bridgeport Road
Richmond, BC
Canada, V6X 1S1
Telephone:                 (604) 273-7564
Canada (toll-free)         1-800-663-1739
USA (toll-free)            1-800-663-8457
Facsimile:                 (604) 273-6873
Website:                   www.rbauction.com

Directors and Executive Officers

DAVID E. RITCHIE
   Chairman and Chief Executive Officer

C. RUSSELL CMOLIK
   Director, President and Chief Operating Officer

PETER J. BLAKE
   Director, Vice President Finance
   and Chief Financial Officer

CHARLES E. CROFT
   Director

G. EDWARD MOUL
   Director

ROBERT S. ARMSTRONG
   Corporate Secretary

Investor Relations

Securities analysts, portfolio managers, investors and representatives of financial institutions seeking financial and operating information may contact:

   Investor Relations Department
   9200 Bridgeport Road
   Richmond, BC
   Canada, V6X 1S1
   Telephone:               (604) 273-7564
   Canada (toll-free)       1-800-663-1739
   USA (toll-free)          1-800-663-8457
   Facsimile:               (604) 273-2405
   Email:                   ir@rbauction.com

Copies of the Company's filings with the US Securities & Exchange Commission and with the Canadian securities commissions are available to shareholders and other interested parties on request or can be accessed directly on the internet at www.rbauction.com.

Annual General Meeting

The Annual General Meeting of the Company's shareholders will be held at 4:00pm on Friday May 14, 1999 at the Abercorn Inn, 9260 Bridgeport Road, Richmond, BC

Stock Exchange

Ritchie Bros. Auctioneers Incorporated is listed on the New York Stock Exchange and trades under the symbol "RBA".

Transfer Agent

Communications concerning transfer requirements, address changes and lost certificates should be directed to:

   THE TRUST COMPANY OF BANK OF MONTREAL
   129 Saint-Jacques Street
   "A" Level North
   Montreal, Quebec
   Canada  H2Y 1L6
   Telephone:                           (514) 877-2584
   Canada and USA (toll-free):          1-800-332-0095
   Facsimile:                           (514) 877-9676
   Email:                               mark.s.thompson@bmo.com

Co-agent in the United States:

   THE BANK OF MONTREAL TRUST COMPANY
   New York, NY

Auditors

KPMG LLP
Vancouver, Canada

[LOGO]


                        RITCHIE BROS. ANNUAL REPORT 1998

                                    [PHOTO]


Richie Bros.' first Annual Report is dedicated to the memory of our good friend Mark Stanbrook Clarke,

1957-1998

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

               9200 Bridgeport Road, Richmond, BC, Canada V6X 1S1
              Telephone: (604) 273-7564 Facsimile: (604) 273-6873
                               www.rbauction.com